UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                           Filtering Associates, Inc.

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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)

                                   31731R-10-1
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                                 (CUSIP Number)

             Kevin Frost, 18 Technology, Suite 208, Irvine, CA 92618
                                  949.510.9647
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 22, 2003
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         Seess.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   31731R-10-1
---------
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                  1.       Names of Reporting Persons. I.R.S. Identification
                           Nos. of above persons (entities only).

                           Kevin Frost
                           -----------------------------------------------------
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                 2.        Check the Appropriate Box if a Member of a Group
                           (See Instructions)

                      (a)
                         -------------------------------------------------------

                      (b)
                         -------------------------------------------------------
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                 3.        SEC Use Only
                                       -----------------------------------------
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                 4.        Source of Funds (See Instructions) PF
                                                              ------------------
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                 5.        Check if Disclosure of Legal Proceedings Is Required
                           Pursuant to Items 2(d) or 2(e)
                                                         -----------------------
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                 6.        Citizenship or Place of Organization   United States
                                                                ---------------
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Number of        7.        Sole Voting Power     980,000
                                             -----------------------------------
Shares                     -----------------------------------------------------

Beneficially     8.        Shared Voting Power   0
                                              ----------------------------------
Owned by                   -----------------------------------------------------

Each             9.        Sole Dispositive Power   980,000
                                                 -------------------------------
Reporting                  -----------------------------------------------------
                 10.       Shares Dispositive Power   0
Person                                             -----------------------------
                           -----------------------------------------------------
With
                 11.       Aggregate Amount Beneficially Owned by Each
                           Reporting Person  980,000
                                             -----------------------------------
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                 12.       Check if the Aggregate Amount in Row (11) Excludes
                           Certain Shares (See Instructions)
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                 13.       Percent of Class Represented by Amount in Row (11)
                           51.8%
                           -----------------------------------------------------
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                 14.       Type of Reporting Person (See Instructions)
                           IN
                           -----------------------------------------------------
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


Item 1.  Security and Issuer
-----------------------------

This statement relates to shares of the common stock, no par value of Filtering Associates, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18 Technology, Suite 208, Irvine, CA 92618.


Item 2.  Identity and Background
--------------------------------

(a)    Name:                                   Kevin Frost

(b)    Business Address:                       18 Technology, Suite 208,
                                               Irvine, CA  92618.

(c)    Present Principal Occupation:           President and Chief Executive
                                               Officer of the Issuer

(d)    Disclosure of Criminal Proceedings:     Mr. Frost has not been
                                               convicted in any criminal
                                               proceeding at any time.

(e)    Disclosure of Civil Proceedings:        Mr. Frost has not been subject
                                               to any judgment, decree or
                                               final order enjoining violations
                                               of or prohibiting or mandating
                                               activities subject to federal
                                               or state securities laws or
                                               finding any violations with
                                               respect to such laws.


(f)    Citizenship:                            Mr. Frost is a citizen of the
                                               United States.


Item 3.  Source and Amount of Funds or Other Consideration
---------------------------------------------------------

Mr. Frost acquired 980,000 shares in exchange for $980 from his personal funds.

Item 4.  Purpose of Transaction
-------------------------------

Mr. Frost acquired 980,000 shares as a personal investment and to express his personal economic commitment to the Issuer.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Mr. Frost beneficially owns a total of 980,000 shares of the Issuer's common stock as follows:

(a) Mr. Frost directly and personally owns 980,000 shares of the Issuer's common stock which comprises 51.8% of the Issuer's total issued and outstanding shares.

(b) Mr. Frost has sole voting and dispositive power as to the 980,000 shares he owns directly.

(c)      None.

(d)      Not Applicable.

(e)      Not Applicable.

Item 6.  Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

None.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 2003
--------------------------------------------------------------------------------
Date


/s/ Kevin Frost
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Kevin Frost

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)